Exhibit 99.1

Nano Labs Approved as a Validator Node on Canton Network

Partnering with Global Financial Institutions to Build the Next Generation of Institutional-Grade Digital Asset Infrastructure

HONG KONG, August 5, 2026 (GLOBE NEWSWIRE) -- Nano Labs Ltd. (Nasdaq: NA) (“we,” the “Company” or “Nano Labs”), a leading Web 3.0 infrastructure and product solution provider, and crypto treasury company, today announced that it has been officially approved to join the Canton Network as a Validator Node, becoming part of the institutional-grade blockchain network’s global validator ecosystem. The milestone marks an important step forward in Nano Labs’ strategic development across digital asset infrastructure, blockchain technology applications, and institutional financial ecosystems.

The Canton Network is one of the leading institutional blockchain networks, which brings together global financial institutions and market infrastructure providers, including Goldman Sachs, BNY Mellon, Visa, DTCC, BNP Paribas, Deutsche Börse Group, and other industry participants, to explore the future of financial infrastructure in the digital asset era.

Joining a Global Institutional Blockchain Network

The Canton Network is a next-generation blockchain infrastructure designed for financial institutions. Through privacy protection, interoperability, and compliance-focused architecture, the Canton Network enables secure connectivity between assets, data, and financial applications.

As a Validator Node, Nano Labs will operate dedicated node infrastructure and participate in the operation and ecosystem development of the Canton Network, providing secure, efficient, and trusted infrastructure support for institutional-grade digital asset applications.

The selection process for Becoming a Validator Node on the Canton Network included a comprehensive review and approval through the network’s governance framework, including assessments of technical capabilities, operational standards, and compliance requirements.

Accelerating Digital Asset Infrastructure Strategy

Nano Labs has been actively exploring opportunities in next-generation computing infrastructure and the digital economy. Joining the Canton Network represents a strategic initiative to further integrate blockchain infrastructure with emerging financial technologies.

Through its participation in the Canton Network, Nano Labs expects to expand opportunities for collaboration with global financial institutions, market infrastructure providers, and technology innovators, while exploring potential applications including digital asset settlement, institutional financial solutions, and on-chain asset management.

Building Infrastructure Connecting Traditional Finance and the Digital Economy

As the global financial system continues its transition toward digitalization and intelligent infrastructure, demand for secure, compliant, and high-performance blockchain networks continues to grow.

The Canton Network is designed to bridge traditional financial systems and digital asset ecosystems by providing an institutional-grade blockchain environment that enables financial assets to move across networks with greater efficiency, transparency, and security.

Nano Labs’ participation as a Canton Network Validator Node further strengthens its role in the global digital infrastructure ecosystem and creates opportunities to collaborate with international financial and technology partners to drive innovation across the industry.

Mr. Jianping Kong, Chairman and Chief Executive Officer of the Company, commented, “Joining the Canton Network Validator ecosystem represents an important milestone in Nano Labs’ digital infrastructure strategy. We look forward to working with leading global financial institutions and technology partners to explore the future of institutional blockchain applications and contribute to the development of a more open, efficient, and secure digital asset infrastructure.”

Looking ahead, Nano Labs plans to continue to explore opportunities across artificial intelligence, computing infrastructure, and the digital economy, leveraging technological innovation and ecosystem partnerships to support the development of next-generation digital infrastructure.

About Nano Labs Ltd

Nano Labs Ltd is a leading Web 3.0 infrastructure and product solution provider, and crypto treasury company. Nano Labs is committed to the development of high throughput computing (“HTC”) chips and high performance computing (“HPC”) chips. Nano Labs has built a comprehensive flow processing unit (“FPU”) architecture which offers solution that integrates the features of both HTC and HPC. In addition, Nano Labs has actively positioned itself in the crypto assets space, adopting BNB as its primary reserve asset. It has reserved in mainstream cryptocurrency, BNB, and established an integrated platform covering multiple business verticals, including HTC solutions, HPC solutions and iPollo Claw*. For more information, please visit the Company’s website at: ir.nano.cn/.

*	According to an industry report prepared by Frost & Sullivan.

Forward-Looking Statements

This report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s plan to appeal the Staff’s determination, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor and media inquiries, please contact:

Nano Labs Ltd

Email: ir@nano.cn

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com